Exhibit 99.6

NICE Actimize Recognized as Category Winner for Communications Monitoring
Innovation in the Chartis 2023 RiskTech100® Rankings

NICE Actimize’s SURVEIL-X Communication Surveillance solution provides comprehensive coverage for all communication modalities in a single cloud-ready solution

Hoboken, NJ – November 17, 2022 – NICE Actimize, a NICE (NASDAQ: NICE) business, has been recognized by Chartis Research as the category winner for Communications Monitoring innovation in its recently released 2023 RiskTech100® rankings for the third consecutive year. In addition, NICE Actimize was positioned number fifteen of Chartis’ comprehensive list of top 100 global risk and compliance technology vendors. Chartis Research, part of Infopro Digital, is a leading provider of research and analysis on the global market for risk technology.

Reflecting its top ranking in the Chartis RiskTech100® and its overall value delivered to the financial services market, NICE Actimize achieved among the highest average scores across a range of parameters. The Chartis RiskTech100® ranking assessment criteria comprise six equally weighted categories: functionality, core technology, strategy, customer satisfaction, market presence and innovation. The RiskTech100® only includes companies that sell their own risk management software products and solutions.

Chris Wooten, EVP, NICE, said, “Being recognized by Chartis is a testament to the innovation our team continues to deliver within our communication surveillance solutions. Whether it’s our advancements in leveraging artificial intelligence for highly accurate transcription, alert predictions, or AI-assisted trade reconstruction and behavioral risk detection, we’ll continue to work closely with our customers to support the demands of the changing regulatory landscape.”

NICE Actimize’s SURVEIL-X Communication solution provides comprehensive surveillance coverage for all communication modalities (email, chat, video, and voice), and asset classes, and more than 40 languages, in a single cloud-ready solution. SURVEIL-X Communication includes advanced features like natural language understanding (NLU), built-in transcription, contextual querying, integrated case management and interactive dashboards, along with proven risk detection models which weed out false positives, bolster efficiency, drive down costs and reduce regulatory risk.

Earlier this year, NICE Actimize was positioned as a Category Leader in the inaugural Chartis Research Communications Monitoring Solutions 2022 Market and Vendor Landscape Report. NICE Actimize was positioned as the highest-ranking vendor in the Chartis RiskTech Quadrant for Communications Monitoring Solutions, 2022, across the Market Potential axis, which measures client growth, market and growth strategy, business model, and financials.

NICE Actimize also scored among the report’s highest best-in-class rating scores in audio and voice analytics capabilities as well as in detection analytics. To secure a complimentary copy of this report, please click here.

To download a copy of NICE Actimize’s Communications Monitoring Regulatory Playbook, please click here.

About Chartis
Chartis Research is the leading provider of research and analysis on the global market for risk technology. It is part of Infopro Digital, which owns market-leading brands such as Risk and WatersTechnology. The goal of Chartis Research is to support enterprises as they drive business performance through improved risk management, corporate governance, and compliance, and to help clients make informed technology and business decisions by providing in-depth analysis and actionable advice on virtually all aspects of risk technology.

RiskTech Quadrant®, RiskTech100® and FinTech QuadrantTM are registered trademarks of Infopro Digital Services Limited (http://www.chartis-research.com).

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.